Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the foregoing Offering Circular of our report dated March 18, 2024, (except for the effects of the reverse stock split described in Note 1, as to which the date is September 30, 2024), relating to the consolidated financial statements of Sacks Parente Golf, Inc. as of December 31, 2023 and 2022, and for the years then ended (which report includes an explanatory paragraph relating to substantial doubt about, Sacks Parente Golf Inc.’s ability to continue as a going oncern). We also consent to the reference to our firm under the caption “Experts”.

Weinberg & Company, P.A.

Los Angeles, California

September 30, 2024